August 22, 2011

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.
Form 10-K
Filed February 28, 2011
File No. 0-00981

Dear Ms. Thompson:

This letter is in response to your letter dated July 25, 2011. The Company requested an extension until August 22, 2011 to respond to the comments and received your approval for this extension. A letter confirming the request for the extension and the agreed upon response date was filed through EDGAR on July 26, 2011. Your letter provides comments regarding certain disclosures contained in the Publix Super Markets, Inc.’s (the Company) 2010 Form 10-K. This letter is intended as a response to each of your comments. Proposed changes or additions to the applicable disclosures are in bold.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Liquidity and Capital Resources, page 10

1.

Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

The Company presents its statement of cash flows in its financial statements using the direct method. As described in SEC Release No. 33-8350, section IV. B-1 Sources and Uses of Cash – Operations, cash receipts from the sales of goods and services and cash payments to acquire materials for manufacture or goods for resale are examples of the underlying drivers for changes in operating cash flows, all of which are presented in the face of the direct method statement of cash flows. Due to the nature of the Company’s business, the major drivers of the changes in operating cash flows will very likely remain constant from year to year. The Company will revise its future filings and expects to modify the language similar to the following:

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and long-term investments totaled $3,701.9 million as of December 25, 2010, as compared with $2,567.5 million as of December 26, 2009. Working capital was $771.9 million as of December 25, 2010, as compared with $469.3 million as of December 26, 2009. The increase in working capital was primarily due to increases in cash and short-term investment balances.

Net cash provided by operating activities

Net cash provided by operating activities was $2,266.0 million for 2010, as compared with $1,998.2 million and $1,772.9 million for 2009 and 2008, respectively. The increase in cash provided by operating activities for 2010 as compared with 2009 was primarily due to increases in cash received from customers and investment income partially offset by increases in cash paid to employees and suppliers and income taxes paid. The increase in cash provided by operating activities for 2009 as compared with 2008 was primarily due to increases in cash received from customers and decreases in income taxes paid partially offset by increases in cash paid to suppliers and decreases in cash received from investment income. Any net cash in excess of the amount needed for current operations is invested in short-term and long-term investments.

Results of Operations, page 13

2.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, we note that you attribute the variances in your operating and administrative expense line item to changes in facilities costs, payroll, and employee benefits. Please quantify the extent to which these variances were due to each contributing factor and explain why you experienced such movements. As another example, we note that you do not explain why your comparable store sales increased from 2009 to 2010. Please disclose the various factors contributing to this variance, such as any changes in product mix, selling prices, volumes, promotional activity, and/or geographical trends. Please note that the nature of this comment should be applied to the rest of your results of operations discussion, not just the examples included herein. Considering certain expenses within individual line items may not track closely with changes in sales, please quantify changes between periods in dollars as well as on a percentage of sales basis. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

The Company will revise its future filings to expand its discussion on comparable sales and factors contributing to a material change in a financial statement line item between business periods when there are two or more reasons described for each change. Overall, the Company’s expenses generally track relatively closely with sales. The Company will revise its future filings and expects to modify the language similar to the following:

Sales

Sales for 2010 were $25.1 billion as compared with $24.3 billion in 2009, an increase of $814.3 million or a 3.3% increase. The Company estimates that its sales increased $254.9 million or 1.0% from new supermarkets (excluding replacement supermarkets) and $559.4 million or 2.3% from comparable store sales (supermarkets open for the same weeks in both periods, including replacement supermarkets). Sales for supermarkets that are replaced on site are classified as new supermarket sales since the replacement period for the supermarket is generally 9 to 12 months. Comparable store sales for 2010 increased primarily due to increased customer counts.

Sales for 2009 were $24.3 billion as compared with $23.9 billion in 2008, an increase of $390.7 million or a 1.6% increase. The Company estimates that its sales increased $1,156.4 million or 4.8% from new supermarkets and decreased $765.7 million or 3.2% from comparable store sales. Comparable store sales decreased primarily due to the large number of the Company’s supermarkets opened during the fourth quarter of 2008 that were located near existing supermarkets.

Operating and administrative expenses

Operating and administrative expenses as a percentage of sales were 21.1%, 21.6% and 21.1% in 2010, 2009 and 2008, respectively. The decrease in operating and administrative expenses as a percentage of sales for 2010 as compared with 2009 was primarily due to decreases in rent, utilities and repairs and maintenance expense. The increase in operating and administrative expenses as a percentage of sales for 2009 as compared with 2008 was primarily due to increases in payroll, employee benefits, depreciation, rent and utilities expense partially offset by decreases in repairs and maintenance expense.

Net earnings

Net earnings were $1,338.1 million or $1.70 per share, $1,161.4 million or $1.47 per share and $1,089.8 million or $1.33 per share for 2010, 2009 and 2008, respectively. The increase in net earnings for 2010 as compared with 2009 was primarily due to increases in gross profit and investment income, net and decreases in rent, utilities and repairs and maintenance expense. The increase in net earnings for 2009 as compared with 2008 was primarily due to increases in gross profit and investment income, net and decreases in repairs and maintenance expense partially offset by increases in payroll, employee benefits, rent and utilities expense.

Financial Statements and Supplementary Data, page 19

Notes to Consolidated Financial Statements, page 29

3.

We note your disclosures throughout your filing, such as on pages 6, 7 and 12, that you repurchase common stock subject to certain terms and conditions and that the amount of common stock offered to you for repurchase is not within the control of the company, but is at the discretion of the stockholders. Please address the following items related to your outstanding securities:

•

Tell us and disclose in future filings within your financial statements, the pertinent rights and privileges of your outstanding securities. Refer to ASC 505-10-50-3. Please specifically address the nature and terms of your repurchase provisions.

•

Tell us if you are contractually obligated to repurchase shares offered to you by shareholders. If so, please tell us whether or not you have the option to satisfy repurchases in cash or common stock and clarify how you determined that your common stock should not be classified as mezzanine equity consistent with Rule 5-02.28 of Regulation S-X.

•

If you believe that you are not contractually obligated to repurchase shares offered to you by shareholders, please explain to us in detail how you would be able to obtain shares to contribute to your ESPP, 401(k) Plan, ESOP, and Directors Plan in accordance with the terms of those plans, since we note that your common stock is not traded on an exchange from which you could repurchase shares.

Due to the Company’s request for an expedited review for this comment, the Company filed its response to this comment in a letter dated August 10, 2011.

(1)	Summary of Significant Accounting Policies, page 29

(a)	Business, page 29

4.	We note that you are in the primary business of operating retail food supermarkets, and you have no other significant lines of business or industry segments. We have the following comments:

•

We assume from your current disclosure that your operations are within one reportable segment. With reference to ASC 280-10-50-1, please provide us with your analysis of whether you have more than one operating segment. If you have more than one operating segment and you have aggregated your operating segments into a single reportable segment, please tell us the basis for this aggregation and provide the disclosures required by ASC 280-10-50-21(a), including the fact that you have aggregated multiple operating segments within your single reportable segment.

As mentioned in the Overview for Item 7 of the Form 10-K, the Company is primarily engaged in the retail food industry, operating supermarkets in Florida, Georgia, Alabama, South Carolina and Tennessee. The Company has no other significant lines of business or industry segments. The Company determined that it has only one operating segment based on the provisions of ASC 280, as explained in the following paragraphs.

As of December 25, 2010, the Company operated 1,034 supermarkets, 11 convenience stores, 128 liquor stores and 36 Crispers restaurants (all of the Crispers restaurants were sold in July 2011).

The combined revenues, profits and assets for convenience stores, liquor stores and Crispers restaurants represent less than 10% of total Company revenues, profits and assets. As such, the revenues, profits and assets for these businesses, individually and in the aggregate, do not meet the quantitative thresholds of ASC 280-10-50-12. Furthermore, all of these businesses, except for the Crispers restaurants, are viewed as part of the supermarkets segment, as explained in the following paragraphs. Therefore, the Company is not required to separately report the information for these businesses.

In order to effectively manage the business, the reporting for all of the Company’s stores, including convenience stores and liquor stores, is divided into districts, regions and divisions. All significant decisions such as corporate strategy development, cost controls, pay scale reviews and introduction/development of new products or services are centralized at the corporate level because all the stores offer similar products and services, have a similar customer base and have their products supplied using a common distribution network (ASC 280-10-50-11). Additionally, products are purchased through a centralized purchasing department and promoted using common marketing and advertising promotions initiated at the corporate level. In order to carry out these corporate strategies and plans, each one of these reporting units has a manager, director and division vice president that ultimately report to the CEO (ASC 280-10-50-1 and 280-10-50-7). In addition, the supermarket manager is responsible for the convenience store and liquor store, as applicable, and employees of the three locations are shared as needed. Given these facts, the Company’s businesses represent one operating segment in accordance with ASC 280-10-50-11 and 280-10-50-12.

•

Please provide the disclosure of revenue for each group of similar products and services required by ASC 280-10-50-40. If you believe that your disclosure on page 1 satisfies this disclosure obligation, you may provide a cross-reference to that disclosure; however, explain to us how you determined that presenting only two categories titled “grocery” and “other” meets the objective of presenting groups of similar products and services. For example, prepared foods typically have a significantly higher gross margin and significantly shorter life than canned foods, and perishable items generally have a higher gross margin and shorter life than non-perishable items. Similarly, we assume the product characteristics of your pharmacy sales, Crispers restaurant sales, and commission and fee revenue would differ from your perishable and non-perishable grocery items. Please explain to us in reasonable detail how you analyzed the characteristics of the different types of products that you sell when grouping such products into categories for the purpose of this disclosure. If you group several differing items together because you believe they are immaterial for separate disclosure, please explain to us and disclose the items that you have combined into a single category.

The Company believes the disclosure required by ASC 280-10-50-40 is satisfied by the Company’s disclosure on page 1 and will provide a cross-reference to that disclosure in future filings.

The Company does not manage its business or track its sales by such categories as prepared foods, perishable or non-perishable items. The Company believes the vast majority of its products are similar in nature and are also viewed this way by its customers. These sales are referred to as “grocery” in the Company’s disclosure. The items classified as “other” are a combination of lesser categories that are immaterial. The Company does not believe immaterial categories are required to be disclosed.

(j)	Long-Lived Assets, page 30

5.

Please tell us and disclose the level(s) at which you group your significant long-lived assets for impairment testing purposes. For example, please tell us if you evaluate buildings and improvements, leasehold improvements and furniture, fixtures and equipment for impairment at the store level. If you believe some other grouping is more appropriate, please tell us why.

The Company reviews its long-lived assets for impairment at the supermarket level. The Company will revise its future filings and expects to modify the language similar to the following:

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the net book value of an asset to the future net undiscounted cash flows expected to be generated by the asset. An impairment loss is recorded for the excess of the net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell and are no longer depreciated. Long-lived assets, including building and improvements, leasehold improvements, and furniture, fixtures and equipment are evaluated for impairment at the supermarket level.

(4)	Consolidation of Joint Ventures and Long-Term Debt, page 34

6.

We note that you adopted ASU 2009-17 at the beginning of fiscal 2010 and that it resulted in the consolidations of certain joint ventures in which the company has a controlling financial interest. We further note your disclosure that generally “all major JV decision making is shared between all members.” Considering it appears that power is shared among multiple unrelated parties, please tell us how you considered ASC 810-10-25-38D in determining that these joint ventures should be consolidated. As noted in the ASC, if a reporting entity determined that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impacts the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power. If you continue to believe these joint ventures should be consolidated, please tell us how you determined the entities are VIE’s and why you believe you are the primary beneficiary.

The Company determined that it has a controlling interest in certain joint ventures (JVs) and that it is also the primary beneficiary of these JVs, in accordance with the provisions of ASC 810. These JVs are created for the purpose of having the Company as an anchor tenant in the future shopping center. Although decisions are often shared among the members, the Company, through its anchor tenant operating lease agreements, has the power to direct the activities that most significantly influence the economic performance of the shopping center. The Company also will receive a significant portion of the JVs’ benefits or is obligated to absorb a significant portion of the JVs’ losses. As such, it is required to consolidate these JVs. The Company will revise its future filings and expects to modify the language similar to the following:

From time to time, the Company enters into joint ventures (JVs), in the legal form of limited liability companies, with certain real estate developers to partner in the development of shopping centers with the Company as the anchor tenant. Effective December 27, 2009, the Company adopted a new accounting standard on variable interest entities (VIEs) that resulted in the consolidation of certain JVs in which the Company has a controlling financial interest. The Company is considered to have a controlling financial interest in a JV when it has (1) the power to direct the activities of the JV that most significantly impact the JV’s economic performance and (2) the obligation to absorb losses or the right to receive benefits from the JV that could potentially be significant to such JV.

Generally, most major JV decision making is shared between all members. In particular, the use and sale of JV assets, business plans and budgets are generally required to be approved by all members. However, the Company, through its anchor tenant operating lease agreements, has the power to direct the activities that most significantly influence the economic performance of these shopping centers. Additionally, through its member equity interests in the JVs, the Company will receive a significant portion of the JVs’ benefits or is obligated to absorb a significant portion of the JVs’ losses.

(6)	Retirement Plans, page 37

7.

We note that you have a trusteed, noncontributory Employee Stock Ownership Plan (“ESOP”) for the benefit of eligible employees and made significant contributions to the plan during the periods presented. Please confirm that your ESOP plan is non-leveraged and that you account for the plan under ASC 718-40. In particular, please explain the method you use to calculate the related compensation cost, including how you determine the measurement date used to value your shares and how you recognize the expense on a quarterly basis. Please also clarify how you treat shares held by your ESOP for EPS purposes. In your response, please cite the specific authoritative accounting guidance you utilize, such as paragraphs 25-19, 30-5, and 45-9 of ASC 718-40.

The Company’s ESOP is not leveraged and it is accounted for in accordance with ASC 718-40.

The Company’s contribution to its ESOP is based on a formula using net earnings before taxes approved by the board of directors annually. The Company records its compensation on a monthly basis based on the formula expected to be approved by the board of directors and the net earnings before taxes for that month in accordance with ASC 718-40-25-19 and 30-5. The compensation cost/ESOP contribution for the Company’s fiscal year is converted to shares using the Company’s year end stock price. These shares are contributed to the ESOP and allocated to the participants’ accounts annually.

The Company treats all shares held by the ESOP as outstanding in computing EPS in accordance with ASC 718-40-45-9.

8.

We note that you issue common stock under your ESOP and 401(k) plans. Since your common stock is not traded on any public stock exchange, please tell us and disclose in sufficient detail how you determine the fair value of your common stock in calculating the related compensation costs of these plans and your employee and director stock purchase plans described on page 6. If your common stock fair values are largely based on the results of valuations performed by independent valuation specialists or by your management, please explain to us in detail the method(s) used in these valuations to determine the fair values of your common stock and clarify whether the valuations are performed on a contemporaneous or retrospective basis. Please also tell us if you issue any stock-based compensation awards outside of your ESOP, 401(k), and your employee and director stock purchase plans.

The Company does not issue any stock-based compensation awards other than through its ESOP and 401(k) Plan. The Company does not have any compensation costs related to its Employee Stock Purchase Plan (ESPP) and Non-Employee Directors Stock Purchase Plan (Directors Plan) as these are not compensatory plans. The shares purchased by the Company’s employees and members of its board of directors are purchased at fair market value; therefore, there is not a compensation component to these transactions.

Since there is no public market for the Company’s common stock, the fair market value (FMV) of the Company’s stock is determined by the board of directors. The FMV is determined on a retrospective basis. In determining the FMV, the board of directors considers, among other factors, the Company’s most recent financial results, the financial results and stock market performance of other supermarket companies and the results of a quarterly valuation of the Company’s stock from an independent appraiser. The board of directors considers the independent appraiser’s valuation, but is not obligated to adopt this price. The valuation process and factors considered in the valuation are subject to change over time. For these reasons, and the fact that the Company is the market maker for its stock, the Company believes disclosing further details regarding the methods used in the valuation would be inappropriate and potentially detrimental to its stockholders.

(8)	Commitments and Contingencies, page 39

9.

We note that you are a party in various legal claims and actions arising in the normal course of conducting business. We also note your statement that you believe the ultimate resolution of these legal proceedings will not have a material adverse effect on your financial condition, results of operations, or cash flows. It is unclear to us whether this statement is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

The Company continually evaluates its exposure to loss contingencies arising from legal claims and actions and makes provisions where it is reasonably possible to estimate such losses and where an adverse outcome is probable in accordance with ASC 450-20-25-2. ASC 420-20-50-3 requires disclosure for unrecognized contingencies if it is reasonably possible that a loss may have been incurred but no accrual has been made because the probable outcome is unknown or the loss is not reasonably estimable. However, the amount of these probable or reasonably possible losses, individually and in the aggregate, is immaterial to the Company’s financial statements. The Company will revise its future filings and expects to modify the language similar to the following:

Litigation

As reported in the Company’s Form 10-K for the year ended December 25, 2010, the Company is a party in various legal claims and actions considered in the normal course of business. The Company believes its recorded reserves are adequate in light of the probable and estimable liabilities. The estimated amount of reasonably possible losses for claims, individually and in the aggregate, is considered to be immaterial. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter will resolve your comments on the Company’s Form 10-K for the fiscal year ended December 25, 2010. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips

David P. Phillips

Chief Financial Officer and Treasurer